BC FORM 45-902F

                                 Securities Act

                          Report Of Exempt Distribution

1. State the full name, address and telephone number of the issuer of the security distributed.

     CRYOPAK INDUSTRIES INC.
     -----------------------
     1053 Derwent Way, Annacis Island, Delta, B.C., V3M 5R4
     ------------------------------------------------------
     (604) 515-7977
     --------------

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

     The issuer is a reporting issuer in BC, AB and USA.
     ---------------------------------------------------

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

     The issuer is listed on the TSX Venture Exchange and quoted on the OTC-BB.
     --------------------------------------------------------------------------

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

     40,000 common shares.
     ---------------------


5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

                                                           Price per                             Length of
                                                           security / total                      any
                                                           purchase price                        restricted
Full name of purchaser and      Number of    Date of       (Canadian $)     Exemption relied     or seasoning
municipality and                securities   distribution                   on                   period
jurisdiction of residence       purchased

Discovery Capital Corporation   40,000       May 14, 2002   $0.50/$20,000    Section 128(f) of   4 months
5th Floor, 1199 West                                                         Rules
Hastings Street, Vancouver,                                 (deemed)
B.C.  V6E 3T5


6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

                                Telephone number and
Full name and residential       e-mail address of          Type of security and
address of purchaser            purchaser                  number purchased        Exemption relied on



7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

     $20,000 (deemed)
     ----------------

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

     If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address                      Compensation paid (number and type of          Price per share
of person being compensated           security and/or cash amount (Canadian $)       (Canadian $)




The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, B.C. this 10th day of May, 2002.


CRYOPAK INDUSTRIES INC.
-----------------------
Name of issuer (please print)

/s/ Douglas Reid
----------------
Signature of authorized signatory

Doug Reid, C.F.O.
-----------------
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A
MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7Y 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

                         Item 6 Schedule to Form 45-902F

                             Telephone number and
Full name and residential    e-mail address of            Type of security and
address of purchaser         purchaser                    number purchased        Exemption relied on

Discovery Capital            (604) 683-3000               40,000 common shares    Section 128(f) of
Corporation                                                                       Rules
5th Floor, 1199 West         jmcewen@discoverycapital.com
Hastings Street, Vancouver,
B.C.  V6E 3T5
